Filed Pursuant to Rule 433
Registration Statement Number 333-180300 -03 Fact Sheet (J460) April 14, 2015

Credit Suisse -- 13.25% Contingent Coupon Autocallable Yield Notes due May 4,
2016 Linked to the Performance of the Ordinary Shares of Endo International
plc

                                   Note Terms
Issuer:*                  Credit Suisse AG ("Credit Suisse"), acting through one of its branches
Pricing Date:             Expected to be April 17, 2015.
Settlement Date:          Expected to be April 22, 2015.
Reference Shares:         The Ordinary Shares of Endo International plc (the "Reference
                          Share Issuer") (Ticker: ENDP UW (Equity))
Contingent Coupons:       Subject to Automatic Redemption, if, for any contingent coupon period, a Coupon Barrier Event does not occur, we will pay a contingent coupon for that contingent coupon period expected to be
                          $33.125 (to be determined on the Pricing Date) per $1,000 principal amount of notes. If a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding contingent coupon period.
Coupon Barrier Event:     A Coupon Barrier Event will occur with respect to a contingent coupon period if on the Observation Date for that contingent coupon period the Observation Price applicable to such Observation Date is less than the Coupon Barrier Price.
Observation Price:        For each Observation Date scheduled to occur on July 30, 2015,
                          October 29, 2015 and January 28, 2016, the Observation Price will equal the closing price of the Reference Shares on such date. For the Final Valuation Date, the Observation Price will equal the Final
                          Share Price.
Coupon Barrier Price:     The Coupon Barrier Price will be approximately 80% of the Initial
                          Share Price (to be determined on the Pricing Date).
Contingent Coupon Payment Subject to Automatic Redemption, unless a Coupon Barrier Event
Dates: ([])               occurs, contingent coupons will be paid quarterly on August 4, 2015,
                          November 3, 2015, February 2, 2016 and the Maturity Date.
Automatic Redemption:     If a Trigger Event occurs, the notes will be automatically redeemed and you will receive a cash payment equal to the principal amount of the notes you hold (the "Automatic Redemption Amount") and any contingent coupon payable, if any, on the corresponding Contingent
                          Coupon Payment Date. No further payments will be made in respect of the notes.
Trigger Event:            A Trigger Event will occur on any Observation Date if the
                          Observation Price applicable to such Observation Date is equal to or greater than the Trigger Price.
Trigger Price:            Expected to be 100% of the Initial Share Price (to be determined on the Pricing Date).
Knock-In Event: ([])      A Knock-In Event will occur if the Final Share Price is less than the
                          Knock-In Price.
Knock-In Price:           The Knock-In Price will be approximately 80% of the Initial Share
                          Price (to be determined on the Pricing Date).
Underlying Return:        (Final Share Price -- Initial Share Price)/(Initial Share Price), subject to a maximum of zero.
Redemption Amount:        Subject to Automatic Redemption, if (a) a Knock-In Event occurs, the principal amount of the notes you hold multiplied by the sum of one plus the Underlying Return; (b) a Knock-In Event does not occur, the principal amount of the notes you hold. You could lose your entire investment.
Initial Share Price: **   The closing level of the Underlying on the Pricing Date.
Final Share Price:        The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Observation Dates: ([])   July 30, 2015, October 29, 2015, January 28, 2016 and the Final

Valuation Date.
Valuation Dates: ([]) April 25, 2016, April 26, 2016, April 27, 2016, April 28,
2016 and April 29, 2016 (each a "Valuation Date" and April 29, 2016, the "Final
Valuation Date")
Maturity Date: ([]) May 4, 2016
Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount.
Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Characteristics
[] The securities, which we refer to as the "notes," are designed for investors who are mildly bearish or neutral on the Reference Shares. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs.
[] Subject to Automatic Redemption, if, for any contingent coupon period, a
Coupon Barrier Event does not occur, we will pay a contingent coupon for that contingent coupon period expected to be $33.125 (to be determined on the
Pricing Date) per $1,000 principal amount of notes. If a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding contingent coupon period.
[] If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any contingent coupon payable, if any, on the corresponding
Contingent Coupon Payment Date. No further payments will be made in respect of the notes.
Product Risks
[] Investment may result in a loss of up to 100%. If the notes are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to the depreciation in the Reference Shares.
[] The notes will not pay more than the principal amount, plus contingent coupon, if any, at maturity or upon automatic redemption. Even if the Final
Share Price is greater than the Initial Share Price, you will not participate in the appreciation of the Reference Shares. Assuming the notes are held to maturity, the maximum amount payable with respect to the notes is expected to be $1,132.50 (to be determined on the Pricing Date) for each $1,000 principal amount of the notes.
[] Although the return on the notes will be based on the performance of the
Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.
[] Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date. For example, if the closing price of the Reference Shares on the first four Valuation Dates is lower than the closing price of the Reference Shares on the Final Valuation Date and a
Knock-In Event occurs, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Reference
Shares from the Pricing Date to the Final Valuation Date.
 (continued on the next page)

J. P.  Morgan
Placement Agent

Hypothetical Redemption Amount and Total Payments on the Notes

                       Table 1: Hypothetical Redemption Amount***
Percentage Change
from the Initial Share                   Redemption Amount
        Price                            (excluding contingent
 to the Final Share                      coupon payments, if      Total Contingent
        Price          Underlying Return         any)             Coupon Payments
---------------------- ----------------- ------------------------ ------------------
       50.00%                  N/A                N/A
       40.00%                  N/A                N/A
       30.00%                  N/A                N/A
       20.00%                  N/A                N/A
       10.00%                  N/A                N/A
       0.00%                   N/A                N/A
       []0.01%               []0.01%           $1,000.00
      []10.00%              []10.00%           $1,000.00           (See table below)
      []20.00%              []20.00%           $1,000.00
      []20.01%              []20.01%            $799.90
      []30.00%              []30.00%            $700.00
      []40.00%              []40.00%            $600.00
      []50.00%              []50.00%            $500.00
      []60.00%              []60.00%            $400.00
      []70.00%              []70.00%            $300.00

*** The tables and examples below illustrate, for a $1,000  investment in the notes, hypothetical Redemption Amounts payable at maturity for a hypothetical range of Underlying Returns and, in the case of Table 2, total contingent coupon payments over the term of the notes, which will depend on the number of
Coupon Barrier Events that have occurred over the term of the notes.  The tables and examples below assume that (i) if a Coupon Barrier Event does not
occur on an Observation Date, a contingent coupon of $33.125   per $1,000
principal amount of notes will be paid for the corresponding contingent coupon period, (ii) the notes are not automatically redeemed prior to maturity, (iii)
the Coupon Barrier Price and the Knock-In Price are 80% of the Initial Share
Price and (iv) the Trigger Price is 100% of the Initial Share Price.

Table 2: Total Contingent Coupon Payments***
Number of Coupon Barrier Events Total Contingent Coupon Payments
A Coupon Barrier Event does not occur $132.50 A Coupon Barrier Event occurs on
1 Observation Date $99.38 A Coupon Barrier Event occurs on 2 Observation Dates
$66.25 A Coupon Barrier Event occurs on 3 Observation Dates $33.13 A Coupon
Barrier Event occurs on 4 Observation Dates $0.00

Example 1: A Knock -In Event occurs because the Final Share Price of the
Reference Shares is less than the Knock -In Price.

Reference Share Final Share Price
                                ENDP 50% of Initial Share Price Since the Final
Share Price is less than the Knock-In Price, a Knock -In Event occurs.
Therefore, the Underlying Return will equal:

Final Share Price -- Initial Share Price Initial Share Price

= []0.50

The Redemption Amount = principal amount of the notes [] (1 + Underlying
Return) = $1,000 [] (1 -- 0.50) = $500

Example 2: A Knock -In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock -In Price.

Reference Share Final Share Price
ENDP 90% of Initial Share Price

Since the Final Share Price is not less than the Knock-In Price, a Knock-In
Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Example 3: A Knock -In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock -In Price.

Reference Share Final Share Price
ENDP 110% of Initial Share Price

Since the Final Share Price is greater than the Initial Share Price, a Knock-In
Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Product Risks (continued)

[] If a Coupon Barrier Event occurs on an Observation Date, you will not receive any contingent coupon payment for the corresponding contingent coupon period. For example, if a Coupon Barrier Event occurs on every Observation
Date, you will not receive any contingent coupon payments during the term of the notes.

[] The notes are subject to a potential automatic redemption. If a Trigger
Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any contingent coupon payable, if any, on that Contingent Coupon Payment
Date, and no further payments will be made in respect of the notes. In this case, you will lose the opportunity to continue to be paid contingent coupons from the date of Automatic Redemption to the scheduled Maturity Date. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much as the notes.

[] The original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

[] Credit Suisse currently anticipates that the value of the notes on the trade date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

[] The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

(continued on the next page)

Product Risks (continued)

•
We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about the Reference Share Issuer contained in the applicable pricing supplement. You should make your own investigation into the Reference Shares and the Reference Share Issuer. We are not responsible for the Reference Share Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Reference Shares. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•
In addition to the price of the Reference Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Shares, the time to maturity of the notes, the Automatic Redemption feature (which would limit the value of the notes), the dividend rate on the Reference Shares, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, events affecting companies engaged in the oil and natural gas industries, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Shares, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
Your return on the notes will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the Reference Share Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares, and therefore, the value of the notes.

•
The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the accompanying product supplement.

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing price for the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 14, 2015, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315002928/dp55263_424b2-j460.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.